SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 3 TO

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Omnicare Capital Trust I

(Name of Subject Company (Issuer))

Omnicare, Inc., as Offeror

Omnicare Capital Trust II, as Issuer

(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

4.00% Trust Preferred Income

Equity Redeemable Securities (PIERS)

(And Related 4.00% Junior Subordinated

Convertible Debentures and Guarantee)

(Title of Class of Securities)

68214L201

(CUSIP Number of Class of Securities)

Joel F. Gemunder

President and Chief Executive Officer

Omnicare, Inc.

100 East RiverCenter Boulevard

Covington, Kentucky 41011

(859) 392-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf Filing Persons)

Copies to:

Morton A. Pierce, Esq. Michelle B. Rutta, Esq. Dewey Ballantine LLP 1301 Avenue of the Americas New York, New York 10019-6092 (212) 259-8000	David C. Lopez, Esq. Cleary Gottlieb Steen & Hamilton LLP 1 Liberty Plaza New York, New York 10006 (212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$344,655,000	$40,566
(1)	Pursuant to Rule 457(f)(1) under the Securities Act of 1933, this amount is the market value as of January 31, 2005 of the maximum amount of Trust Preferred Income Equity Redeemable Securities that may be received by Omnicare, Inc. from tendering holders in the exchange offer, reduced by an exchange fee of $0.125 for every $50 in stated liquidation amount.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $117.70 per $1,000,000 of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$40,566
Filing Party:	Omnicare, Inc. Omnicare Capital Trust II
Form or Registration No.:	Form S-4
Date Filed:	February 7, 2005
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTION

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Omnicare, Inc., a Delaware corporation (the “Company”), and Omnicare Capital Trust II, a Delaware statutory trust (the “New Trust”), in connection with the offer to exchange (the “exchange offer”) an exchange fee and up to $345,000,000 in aggregate stated liquidation amount of Series B 4.00% Trust Preferred Income Equity Redeemable Securities of the New Trust (the “New Trust PIERS”) for any and all of the $345,000,000 aggregate stated liquidation amount of the Trust Preferred Income Equity Redeemable Securities of Omnicare Capital Trust I, a Delaware statutory trust (the “Old Trust PIERS”), upon the terms and subject to the conditions set forth in the Offer to Exchange dated February 25, 2005 (the “Prospectus”) forming a part of Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 25, 2005, and the related Letter of Transmittal (the “Letter of Transmittal”), filed as Exhibits (a)(4) and (a)(1)(i) to this Schedule TO, respectively.

This Amendment No. 3 to the Schedule TO is being filed in satisfaction of Rule 14d-3(b)(2) promulgated under the Securities Exchange Act of 1934, as amended.

ITEM 11. ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On March 8, 2005, the Company issued a press release announcing the final results of the exchange offer, which expired at midnight, New York City time, on Monday, March 7, 2005. A copy of the press release is filed as Exhibit (a)(5)(ii) hereto and is incorporated by reference.

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ITEM 12. EXHIBITS

Exhibit No.	Description
(a)(1)(i)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 of the Company’s registration statement on Form S-4, filed February 7, 2005, as amended by Amendment No. 1, filed February 25, 2005, and Amendment No. 2, filed March 1, 2005 (the “Registration Statement”)).

(a)(1)(ii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.2 of the Registration Statement).

(a)(1)(iii)	Form of Letter to Clients (incorporated by reference to Exhibit 99.3 of the Registration Statement).

(a)(2)	None.

(a)(3)	None.

(a)(4)	Prospectus, dated February 25, 2005 (incorporated by reference to the Registration Statement).

(a)(5)(i)	Press release issued February 7, 2005.

(a)(5)(ii)	Press release issued March 8, 2005.

(b)	None.

(d)	None.

(g)	None.

(h)	Opinion of Dewey Ballantine LLP regarding tax matters (incorporated herein by reference to Exhibit 8.1 to the Registration Statement).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OMNICARE, INC.

By:	/s/ CHERYL D. HODGES
Name:	Cheryl D. Hodges
Title:	Senior Vice President and Secretary

OMNICARE CAPITAL TRUST II

BY: OMNICARE, INC., AS SPONSOR

By:	/s/ CHERYL D. HODGES
Name:	Cheryl D. Hodges
Title:	Senior Vice President and Secretary

Dated:  March 8, 2005

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